                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                  FORM U-6B-2
                          Certificate of Notification


         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47,
P. 36,620] adopted under the Public Utility Holding Company Act of 1935

         Certificate is filed by: Conectiv and Subsidiaries

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.     Type of the security or securities ("draft," promissory note"): See
       Schedule I.

2. Issue, renewal or guaranty: Common Stock and Long-Term Promissory Notes are new issues. Short-Term Promissory Notes represent cash advances directly from Conectiv. Money Pool Advances represent short-term borrowings from the Conectiv System Money Pool.

3.     Principal amount of each security: See Schedule I.

4.     Rate of interest per annum of each security: See Schedule I

5.     Date of issue, renewal or guaranty of each security: See Schedule I.

6.     If renewal of security, give date of original issue: Not applicable.

7.     Date of maturity of each security: See Schedule I.

8. Name of the person to whom each security was issued, renewed or guaranteed: Conectiv.

9.     Collateral given with each security, if any: None.

10. Consideration received for each security: For stock, consideration is par value. For debt, consideration is principal amount.

11. Application of proceeds of each security: General corporate funds for use in ordinary course of business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
       a) the provisions contained in the first sentence of Section 6(b):
       b) the provisions contained in the fourth sentence of Section 6(b):
       c) the provisions contained in any rule of the commission other than Rule U-48: /x/

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months

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       for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b). Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.




                                               CONECTIV

                                           By: /s/ Louis M. Walters
                                               --------------------
                                               Louis M. Walters
                                               Treasurer

 Date: May 28, 1998
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                                                                     Form U-6B-2
                                                                      Schedule I

                           CONECTIV AND SUBSIDIARIES
                          QUARTER ENDED MARCH 31, 1998




                                         Issued during Quarter               Balance at End of Quarter
                                         ---------------------            -------------------------------

                                                       Installment        Short-Term          Money Pool
Company                               Common Stock   Promissory Notes       Debt(1)(3)         Advances(2)(3)
-------                             --------------   ----------------       ----               --------
Conectiv Resource Partners, Inc.            0                 0                 0               $19,124

Delmarva Capital Investments, Inc.          0                 0                 0              1,265,347

ATE Investments, Inc.                       0                 0             $5,000,000         7,450,918

Conectiv Thermal Systems, Inc.(4)           0                 0             89,000,000         5,811,013

Conectiv Services, Inc.                     0                 0                 0                3,377

Atlantic Energy Enterprises, Inc.           0                 0                 0               348,871

Atlantic Southern Properties, Inc.          0                 0                 0                12,695

Enerval, LLC                                0                 0             8,075,000              0

Atlantic City Electric Company              0                 0             18,200,000             0



(1)  Interest rate: 6%
(2)  Interest rate: 5.71%
(3)  Due on demand, but in no case later than 5/1/99
(4)  Formerly Atlantic Thermal Systems, Inc.